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                                        Filed by Amgen Inc. Pursuant to Rule 425
                                                under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                           Subject Company:  Immunex Corporation
                                                     Commission File No. 0-12406


This filing relates to the proposed acquisition ("Acquisition") by Amgen Inc. ("Amgen") of Immunex Corporation ("Immunex") pursuant to the terms of an Agreement and Plan of Merger, dated as of December 16, 2001 (the "Merger Agreement"), by and among Amgen, AMS Acquisition Inc. and Immunex. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Amgen today, December 17, 2001, and is incorporated by reference into this filing.

The following is the text of questions and answers that Amgen has prepared for its directors and officers to use in responding to questions regarding the
Acquisition:

For Internal Use Only

                               IMMUNEX ACQUISITION

                         INTERNAL QUESTIONS AND ANSWERS

Strategic Rationale/Transaction

What is driving this deal?

This transaction is a strategically compelling combination of two of the world's most successful and fastest growing biotechnology companies. It represents a key step in accelerating Amgen's long-term growth program, will establish immediate leadership in Inflammation, and should enable ENBREL(R) to achieve its full potential.

Why does this transaction make sense for Amgen?  For Immunex?

For Amgen, it will add ENBREL(R) to the company's already impressive portfolio of blockbuster and near-blockbuster drugs; will make it the leader in inflammation, adding to its leadership in oncology and nephrology; and will substantially enhance the company's discovery research capabilities in proteins and antibodies. It will increase Amgen's compound annual growth rate from the low 20s to the mid-20s and increases its financial strength. For Immunex, it will bring Amgen's core competencies in bringing successful drugs to market and optimizing their success, ensuring that ENBREL(R) can reach its full potential.

Does this acquisition signal a change in strategy for Amgen?

No. This acquisition simply accelerates our growth plan. It is a reaffirmation of our longstanding commitment to biotech, and to achieving a leadership position in each of the therapeutic areas we've targeted.

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For Internal Use Only

To what extent was there any prior relationship between Amgen and Immunex? Amgen and American Home Products?

None.

Did Amgen explore other companies as potential acquisition targets? Has Immunex had discussions with other potential acquirers?

Amgen maintains an active M & A department that screens and analyzes numerous companies. While we would prefer not to reveal other explorations we have undertaken, we can say that Immunex meets most of the requirements that we have for the ideal acquisition candidate.

Do you anticipate any Hart-Scott-Rodino or other regulatory problems?

We will need to make a filing with the regulatory authorities and we cannot predict the outcome of that process.

What other regulatory approvals are required?

None.

Can Immunex consider other offers?

It can't solicit other offers but the Immunex Board has the ability to exercise their fiduciary duties. This transaction has the unanimous support of their board and the commitment of their largest shareholder (41%) to support this deal. We fully expect this deal to go through.

Operations/Integration

Who will have primary responsibility for the integration process? Do you have an integration plan laid out? Have integration teams been formed?

We are committed to integrating the two companies as smoothly and quickly as possible after the closing. Peggy Phillips, COO at Immunex, will be working with Amgen's Fabrizio Bonanni, Senior VP for Quality and Compliance, to head up the integration team to plan this process. Until the transaction is actually closed, we have a limited ability to take specific integration actions.

How will patients be affected?

Patients will be better served by the integration of these two companies through greater potential for the development of new drugs. In particular, ENBREL(R) users should benefit from the acquisition as Amgen's protein manufacturing expertise will help increase supply of that drug in the longer term.

What will happen to Immunex's Seattle headquarters? What are your plans for the new facility under production in Rhode Island?

We currently intend to make Seattle our Inflammation headquarters and complete Immunex's second facility in Rhode Island. Payments for the first phase of the BioNext manufacturing building project in Rhode Island are already completed, and we anticipate it will take about $400-$500M to get the next building phase up and running.

Why did you decide to place the inflammation headquarters in Seattle, not in Thousand Oaks?

Immunex's expertise in inflammation is significant.

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For Internal Use Only

Will the Immunex name be retained in any form?

No.

Who will fill the top operating positions?

There won't be any significant changes in Amgen's operating leadership. Peggy Phillips is expected to become Executive Vice President and Doug Williams is expected to become Senior Vice President. Phillips will report to Kevin Sharer, and Williams to Roger Perlmutter.

What will Amgen's board makeup be?

Ed Fritzky, currently Chairman and Chief Executive Officer of Immunex, will relinquish that title and join Amgen's board. That is the only change as a result of this deal.

This news seems to be adding an enormous amount of stress to an already overworked organization.

The stress is relatively short term. To smooth the process, we will have a highly capable integration team.

What impact will this acquisition have on our Alignment Initiative activities?

The alignment initiative efforts will continue to unfold as planned.

Human Resources

How will this acquisition affect Amgen's inflammation team?

Amgen plans to base its inflammation research activities in Seattle.

Are the cultures of Amgen and Immunex compatible?

Amgen and Immunex have a strong cultural fit. Both companies are science-based, entrepreneurial in spirit, and have an unwavering commitment to biotech.

If a staff member wants to move from one business unit or geographic location to another, will there be opportunities to do so?

This will be resolved on a case-by-case basis.

Should we hold off on planned purchases or contract negotiations, etc., until we hear more?

Each business leader will be making those decisions.

Should we put current work/purchasing/hiring plans on hold? What about promotions or new hires now under way? Are these frozen or should we move forward as planned?

Each business leader will be making those decisions.

How many layoffs do you expect as a result of this deal, and where will they come from?

Keep in mind that this acquisition is about growing the company. We'll be taking a look at what we will have in Seattle and what our development plans are there, and what overlaps there are, and making sure we grow efficiently following the closing.

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For Internal Use Only

Additional Information and Where to Find It
-------------------------------------------

In connection with Amgen's proposed acquisition of Immunex, Amgen and Immunex intend to file with the SEC a joint proxy statement/prospectus and other relevant materials. INVESTORS AND SECURITY HOLDERS OF AMGEN AND IMMUNEX ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMGEN, IMMUNEX AND THE ACQUISITION. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Amgen or Immunex with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Amgen by directing a request to: Amgen Inc., One Amgen Center Drive, Thousand Oaks, CA 91320-1799, Attn: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by Immunex by contacting Immunex's Investor Relations department at 51 University Street, Seattle, WA 98101. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the acquisition.

Amgen, Immunex and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Amgen and Immunex in favor of the acquisition. Information about the executive officers and directors of Amgen and their ownership of Amgen common stock is set forth in the proxy statement for Amgen's 2001 Annual Meeting of Shareholders, which was filed with the SEC on April 4, 2001. Information about the executive officers and directors of Immunex and their ownership of Immunex common stock is set forth in the proxy statement for Immunex's 2001 Annual Meeting of Shareholders, which was filed with the SEC on March 16, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Amgen, Immunex and their respective executive officers and directors in the acquisition by reading the joint proxy statement/prospectus regarding the acquisition when it becomes available.

Forward-Looking Statements
--------------------------

This document contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, including statements about future financial and operating results and Amgen's anticipated acquisition of Immunex. These statements are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact

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For Internal Use Only

are statements that could be deemed forward-looking statements. For example, statements of expected synergies, accretion, timing of closing, industry ranking, execution of integration plans and management and organizational structure are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; the Immunex acquisition does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; that prior to the closing of the proposed acquisition, the businesses of the companies suffer due to uncertainty; that the parties are unable to successfully execute their integration strategies, or achieve planned synergies; and other risks that are described in the Securities and Exchange Commission reports filed by Amgen, including its most recent Form 10-Q. Amgen conducts research in the biotechnology/pharmaceutical field where movement from concept to product is uncertain; consequently, there can be no guarantee that any particular product candidate will be successful and become a commercial product.

Furthermore, Amgen's research, testing, pricing, marketing and other operations are subject to extensive regulation by domestic and foreign government regulatory authorities. In addition, sales of Amgen's products are affected by reimbursement policies imposed by third party payors, including governments, private insurance plans and managed care providers. These government regulations and reimbursement policies may affect the development, usage and pricing of Amgen's products.

In addition, while Amgen routinely obtains patents for Amgen's products and technology, the protection offered by Amgen's patents and patent applications may be challenged, invalidated or circumvented by our competitors.

Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Amgen and Immunex. Amgen and Immunex assume no obligation and expressly disclaim any duty to update information contained in this document except as required by law.

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